EXHIBIT (a)(15)


H. F. AHMANSON & COMPANY          HOME SAVINGS OF AMERICA          NEWS
                                  SAVINGS OF AMERICA

4900 Rivergrade Road, Irwindale, California  91706 * (818) 814-7922


FOR IMMEDIATE RELEASE                           CONTACTS:
---------------------                              Media: Mary Trigg
                                                          (818) 814-7922
                                                Investor: Steve Swartz
                                                          (818) 814-7986


              GREAT WESTERN-WASHINGTON MUTUAL TRANSACTION MAY FACE
                          REGULATORY AND TIMING ISSUES


      IRWINDALE, CA, June 2, 1997 -- In light of today's article in the American
                                                                        --------
Banker, H. F. Ahmanson & Company (NYSE:AHM) stated its belief that the Great
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Western Financial Corporation (NYSE:GWF)-Washington Mutual, Inc. (Nasdaq:WAMU) transaction as presently structured may create a significant regulatory issue and, consequently, the ability of Great Western and Washington Mutual to close their proposed transaction on the timetable they are touting may be jeopardized.

      Ahmanson said, "At a time when Washington Mutual and Great Western are asserting that their merger can close promptly and with no regulatory complication, we believe the two companies have a clear duty to disclose to Great Western stockholders the following:

 .     Will resolution of the unitary thrift holding company issue delay Office of Thrift Supervision review of and action on the application?

 .     If Washington Mutual cannot qualify as a unitary thrift holding company, will it be required to divest its non-banking activities prior to closing of a merger and, if so, how long will the divestiture process require?

 .     If Washington Mutual cannot qualify as a unitary thrift holding company, what impact will the divestiture of its non-banking activities have on its present and projected earnings?

 .     Will failure to qualify as a unitary thrift holding company have any impact on Washington Mutual beyond the divestiture of non-banking activities?

 .     Are there any other regulatory issues that should be disclosed to the
      Great Western stockholders?

      "We believe credibility remains the key factor in terms of the competing proposals by Ahmanson and Washington Mutual to acquire Great Western. This credibility relates to financial projections, the actions of Great Western's board and, now, regulatory concerns," Ahmanson stated.

      H. F. Ahmanson & Company, with more than $48 billion in assets, is the parent company of Home Savings of America, one of the nation's largest full-service consumer banks.

       SHARES OF GREAT WESTERN FINANCIAL CORPORATION ("GWF") COMMON STOCK
        HELD BY H. F. AHMANSON & COMPANY ("AHMANSON"), ITS DIRECTORS AND
       EXECUTIVE OFFICERS AND CERTAIN EMPLOYEES, OTHER REPRESENTATIVES OF
          AHMANSON AND CERTAIN OTHER PERSONS WHO MAY SOLICIT PROXIES OR
         CONSENTS, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND GWF

Ahmanson and certain other persons named below may solicit proxies (a) to elect three nominees and one or more alternate nominees (the "Nominees") as directors of GWF at the annual meeting of stockholders of GWF to be held on a date to be announced (the "Annual Meeting") and (b) in favor of the adoption at the Annual Meeting of a non-binding stockholder resolution and seven proposals to amend the By-laws of GWF. Ahmanson and certain other persons named below are also soliciting consents from stockholders of GWF to approve proposals, without a stockholders' meeting, to adopt non-binding resolutions of stockholders and amendments to the By-laws of GWF. The participants in this solicitation may include Ahmanson; the directors of Ahmanson (Byron Allumbaugh, Harold A. Black, Richard M. Bressler, David R. Carpenter, Phillip D. Matthews, Richard L. Nolan, Delia M. Reyes, Charles R. Rinehart, Frank M. Sanchez, Elizabeth A. Sanders, Arthur W. Schmutz, William D. Schulte, and Bruce G. Willison); the following executive officers and employees of Ahmanson or its subsidiaries: Kevin M. Twomey (Senior Executive Vice President and Chief Financial Officer),
Madeleine A. Kleiner (Senior Executive Vice President, Chief Administrative Officer and General Counsel), Anne-Drue M. Anderson (Executive Vice President and Treasurer), Tim S. Glassett (First Vice President and Assistant General Counsel), Linda McCall (Senior Vice President and Director of Corporate Taxes), Stephen A. Swartz (Senior Vice President and Director of Investor Relations), Barbara Timmer (Senior Vice President and Director of Government and Legislative Affairs), Mary A. Trigg (Senior Vice President and Director of Public Relations), Eric Warmstein (Senior Vice President and Director of Corporate Development), Samantha Davies (Vice President of Public Relations), Adrian Rodriguez (Vice President of Public Relations), and Peter Bennett (Assistant Vice President of Public Relations); and the following Nominees: Lawrence A.
Del Santo, Robert T. Gelber, Wolfgang Schoellkopf, Hugh M. Grant and John E. Merow.

As of May 29, 1997, Ahmanson is the beneficial owner of 3,560,500 shares of GWF Common Stock. Other than Mr. Gelber, who owns 332 shares of GWF Common Stock, none of the Nominees is the beneficial owner of any GWF Common Stock.

Other than set forth herein, as of May 29, 1997, neither Ahmanson nor any of its directors, executive officers or other representatives or employees of Ahmanson, any Nominees or other persons known to Ahmanson, who may solicit proxies has any security holdings in GWF. Ahmanson disclaims beneficial ownership of any securities of GWF held by any pension plan or other employee benefit plan of Ahmanson or by any affiliate of Ahmanson. Ahmanson further disclaims beneficial ownership of any securities of GWF held by Ahmanson or any of its subsidiaries for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of business.

Although Credit Suisse First Boston Corporation ("CSFB") and Montgomery Securities ("Montgomery"), financial advisors to Ahmanson, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that such
Schedule 14A requires the disclosure of certain information concerning CSFB or Montgomery, CSFB and Montgomery may assist Ahmanson in such a solicitation.
Each of CSFB and Montgomery engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their respective businesses, each of CSFB and Montgomery may trade securities of GWF for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As of May 29, 1997, CSFB held a net long position of 11,152 shares of GWF common stock and Montgomery held no shares of GWF common stock.

Except as disclosed above, to the knowledge of Ahmanson, none of Ahmanson, the directors or executive officers of Ahmanson, the employees or other representatives of Ahmanson who may participate in this solicitation or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in GWF.

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